UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2
Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
Qing Pan
Chief Financial Officer

Date: November 2, 2020

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EXHIBIT INDEX

Exhibit 99.1—Notice of Annual General Meeting

Exhibit 99.2—Form of Proxy for Annual General Meeting

Exhibit 99.3—Depositary Notice to ADS Holders

Exhibit 99.4—Depositary Notice to Restricted ADS Holders

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